                                 SCHEDULE 13G
                                (Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d4(b), (c) and
                                      (d)
             and Amendments Thereto Filed Pursuant to Rule 1 3d-2.

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                                US Unwired Inc.
--------------------------------------------------------------------------------
                               (Name of issuer)

                             Class B Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   90338R104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_] Rule 13d-1(b)
         [_] Rule 13d-1(c)
         [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                     ----------------------
  CUSIP No.                           13G                Page  2  of     Pages
  90338R104                                                   ---    ____
--------------------                                     ----------------------

------------------------------------------------------------------------------
 1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
      John A. Henning

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (a) [_]
             (See instructions)                        (b) [X]

------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization.

      USA

------------------------------------------------------------------------------
                          Sole Voting Power
                     5.
     Number of
                          5,226,259
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6.

     Owned By             31,937
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7.
    Reporting
                          4,858,196
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          8.
                          400,000
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned By Each Reporting Person
 9.
      5,258,196
------------------------------------------------------------------------------
      x

      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10.   (See Instructions)   The total in row 9 excludes 135,428 shares held as
      custodian for the minor children of John A. Henning and 620,966 shares held in two trusts for the benefit of the minor children William L. Henning, Jr. and John A. Henning.
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
11.
      7.81
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
12.
      IN
------------------------------------------------------------------------------

Item 1

     (a) Name of Issuer:

         US Unwired Inc.
     -----------------------------------------------------------------------

     (b) Address of Issuer's Principal Executive Offices:

         One Lakeshore Drive, Suite 1900, Lake Charles, Louisiana 70629
     -----------------------------------------------------------------------

Item 2

     (a) Name of Person Filing:

         John A. Henning
     -----------------------------------------------------------------------

     (b) Address of Principal Business Office or, if None, Residence:

         One Lakeshore Drive, Suite 1900, Lake Charles, Louisiana 70629
     -----------------------------------------------------------------------

     (c) Citizenship:

         USA
     -----------------------------------------------------------------------

     (d) Title of Class of Securities:

         Class B Common Stock
     -----------------------------------------------------------------------

     (e) CUSIP Number:

         90338R104
     -----------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

Not Applicable

     (a) [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

          (d) [_] Investment company registered under Section 8 of the Investment Company Act.

          (e) [_] An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [_] A parent holding company or control person in accordance with Rule l3d-l(b)(l)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(l4) of the Investment Company Act;

          (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:  5,258,196
                                    -----------

    (b)  Percent of class:   7.81%
                           ---------

    (c)  Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote   5,226,259
                                                          -----------

         (ii)   Shared power to vote or to direct the vote   31,937
                                                            --------

         (iii)  Sole power to dispose or to direct the disposition of  4,858,196
                                                                       ---------
         (iv)   Shared power to dispose or to direct the disposition of  400,000
                                                                        --------

     All of the shares owned by Mr. Henning are Class B Common Stock of the issuer. Class B common shares are convertible into Class A Common shares of the issuer at the option of the holder. Class A common shares are listed on the NASDAQ National Market and are subject to the reporting requirements of the Securities Exchange Act of 1934 ("Exchange Act").

Item 5.  Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

  On May 22, 2001, the reporting person entered into a plan, pursuant to Rule 10b5-1 under the Exchange Act, to sell shares of common stock of the issuer. Concurrently, other members of the reporting person's family also entered into substantially similar plans. The reporting person does not believe that these plans cause the reporting person and such family members to constitute a group for the purposes of this Schedule, and the reporting person specifically disclaims membership in a group. Those who entered into the plans were William
L. Henning, Sr., William L. Henning, Jr., Thomas G. Henning, and John A.
Henning.

Item 9.  Notice of Dissolution of Group.

  Not applicable.

Item 10. Certifications.

  None.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            7/2/01
                                                        ----------------
                                                        (Date)



                                                        /s/John A. Henning
                                                        ------------------
                                                           John A. Henning